EXHIBIT 99.1

Stevanato Group Delivers 8% Revenue Growth for the Third Quarter of Fiscal 2026

- The Company Maintains Fiscal Year 2026 Guidance -

(PIOMBINO DESE, Italy) – November 3, 2026 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the third quarter of 2026.

Third Quarter of 2026 Highlights (comparisons to prior-year period)

•
Revenue increased 8% to €326.1 million, and on an organic basis* revenue increased 8%.
•
Revenue from high-value solutions represented 46% of total revenue.
•
Gross profit was €95.0 million and gross profit margin was 29.1%.
•
Adjusted EBITDA margin increased 150 basis points to 27.2%.
•
Diluted earnings per share grew 15% to €0.15 and adjusted diluted earnings per share grew 14% to €0.16.
•
The Company is maintaining its fiscal 2026 guidance and continues to expect revenue in the range of €1.260 billion to €1.280 billion, adjusted EBITDA of €335.0 million to €345.2 million, and adjusted diluted EPS of €0.60 to €0.62.

*Organic revenue is defined as reported revenue excluding the effects from divestments and/or acquisitions, and the impacts of foreign currency translation. Please refer to the financial table titled "Reconciliation of Revenue to Organic Revenue" included in the Non-GAAP Financial Information provided in this press release.

Third Quarter 2026 Results

For the third quarter of 2026, revenue increased 8% to €326.1 million, and 8% organically, compared to the same period last year. This was driven by an 11% revenue increase, on an organic basis, from the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset a 12% revenue decline from the Engineering Segment. Revenue from high-value solutions increased 1%, year-over-year, to €149.4 million, and 1% on an organic basis, and represented 46% of total revenue for the third quarter of 2026. In the third quarter of 2026, revenue from GLP-1 therapies represented approximately 17% to 18% of total revenue.

In the third quarter of 2026, gross profit margin decreased 10 basis points to 29.1% primarily due to increased utility costs, the expected higher depreciation, and lower gross profit from the Engineering Segment, which were partially offset by the expected combined margin improvements in Latina and Fishers and a better mix compared to the same period last year.

Operating profit margin increased by 110 basis points to 18.5% and adjusted operating profit margin increased by 90 basis points to 19.4%. Net profit increased 16% to €41.8 million, with diluted earnings per share of €0.15. For the third quarter of 2026, adjusted net profit increased 14% to €44.0 million and adjusted diluted earnings per share increased to €0.16, compared with €0.14 for the same period last year.

For the third quarter of 2026, adjusted EBITDA increased 14% to €88.8 million, and adjusted EBITDA margin improved 150 basis points to 27.2%, compared with the same period last year.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Franco Stevanato, Chairman and Chief Executive Officer, commented, “Third-quarter results were in line with our expectations, with 8% organic revenue growth and a 150-basis-point expansion in adjusted EBITDA margin. Solid growth in our Biopharmaceutical and Diagnostics Solutions Segment and continued demand in non-GLP-1 biologics, which grew over 30% in the third quarter, helped offset lower GLP-1 revenue and softer performance in the Engineering Segment. Looking to next year, we now anticipate lowerer volumes and revenue from GLP-1s than previously expected, which we believe will temporarily moderate growth in 2027. We have already made meaningful progress in backfilling the expected lower revenue and, we remain confident in our ability to grow low-single digits next year, based on what we know today.”

Biopharmaceutical and Diagnostic Solutions (BDS) Segment
Revenue of €294.0 million, grew 10% and increased 11% organically, compared with the same period last year, driven by growth in high-value solutions and other containment and delivery solutions.

In the third quarter of 2026, revenue from high-value solutions increased 1% to €149.4 million, and also grew 1% organically, and represented 51% of BDS Segment revenue, driven predominantly by EZ-fill® syringes and EZ-fill® cartridges. Revenue from other containment and delivery solutions of €144.6 million, grew 22% and increased 23% organically, compared with the same period last year, driven by growth in bulk syringes and cartridges, and variable compensation tied to lower GLP-1 volumes.

For the third quarter of 2026, gross profit grew €8.9 million to €94.6 million, and gross profit margin increased by 10 basis points to 32.1%, compared to the prior-year period. This was primarily driven by higher revenue, the combined improvements in Fishers and Latina as we continue to scale operations and gain efficiencies, and a better portfolio mix, which was partially offset by increased utility costs and the expected higher depreciation.

Engineering Segment
Revenue from the Engineering Segment decreased 12% to €32.0 million for the third quarter of 2026, compared with the same period last year, driven primarily by lower revenue from pharma visual inspection, and assembly and packaging, which offset growth in after sales services.

For the third quarter of 2026, gross profit margin for the Engineering Segment decreased 20 basis points to 10.2%, compared with the same period last year, due to lower revenue, the timing of order intake, and project execution.

Balance Sheet and Cash Flow
As of September 30, 2026, the Company had cash and cash equivalents of €114.9 million, and net debt of €353.7 million.

For the third quarter of 2026, capital expenditures totaled €44.8 million, primarily related to the new plants in Italy and Indiana, and the device programs in Germany. For the three-months ended September 30, 2026, net cash flow from operating activities was €57.6 million and cash used for the purchase of property, plant, and equipment, and intangible assets totaled €36.3 million. In the third quarter of 2026, the Company generated free cash flow of €21.7 million.

The Company believes that it has adequate liquidity to fund its strategic priorities over at least the next twelve months through a combination of cash on hand, cash generated from operations, available credit lines, and the ability to access additional financing.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Full Year 2026 Guidance

The Company is maintaining its full-year 2026 guidance and still expects revenue to range between €1.260 billion and €1.280 billion, adjusted EBITDA of €335.0 million to €345.2 million, and adjusted diluted EPS of €0.60 to €0.62.

Franco Stevanato, concluded, "The demand environment for injectable biologics remains structurally strong, supported by scientific innovation, the expansion of biosimilars and the shift toward self-administered therapies. We continue to invest with discipline in high-value containment and delivery solutions, expand capacity across our global network, and advance differentiated platforms such as our groundbreaking Alba® syringes to our integrated device platforms such as our Alina® pen injector. These capabilities position Stevanato Group to support customers across the drug lifecycle and deliver sustainable, profitable long-term growth."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Tuesday, November 3, 2026, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: Pre-registration for STVN Q3 2026 earnings webcast.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN Q3 2026 webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: STVN Q3 2026 Link for Questions

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects," "scale," "driving," "increase," "begins," "are starting," "remains," "continues," "believes," "expect," "position," "accelerating," "drive," "anticipate," "confident," "guidance," "maintain," and other similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability, and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and sites, and our expectations related to our capacity expansion; the global supply chain and the Company's committed orders; customer demand; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Company's geographical and industrial footprint; and the Company's goals, strategies, and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future, and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, trade war and global tariff policies, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F, and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, Organic Revenue and Change in Organic Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt), and Capital Employed. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Caterina Tripepi Lisa Miles

caterina.tripepi@stevanatogroup.com lisa.miles@stevanatogroup.co

Giacomo Guiducci

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

giacomo.guiducci@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the nine months
	ended September 30,				ended September 30,

	2026	%	2025	%	2026	%	2025	%

Revenue	326.1	100.0%	303.2	100.0%	901.6	100.0%	839.8	100.0%
Costs of sales	231.1	70.9%	214.7	70.8%	644.7	71.5%	602.8	71.8%
Gross Profit	95.0	29.1%	88.5	29.2%	256.9	28.5%	237.0	28.2%
Other operating Income	3.0	0.9%	2.7	0.9%	6.9	0.8%	4.8	0.6%
Selling and Marketing Expenses	8.1	2.5%	7.1	2.3%	22.9	2.5%	20.3	2.4%
Research and Development Expenses	6.1	1.9%	7.6	2.5%	18.2	2.0%	19.6	2.3%
General and Administrative Expenses	23.5	7.2%	23.8	7.8%	72.4	8.0%	73.1	8.7%
Loss on sale of subsidiary and related transaction costs	—	0.0%	—	0.0%	12.2	1.4%	—	0.0%
Operating Profit	60.3	18.5%	52.7	17.4%	138.1	15.3%	128.7	15.3%
Finance Income	1.8	0.5%	0.5	0.2%	6.2	0.7%	13.9	1.7%
Finance Expense	2.6	0.8%	4.1	1.3%	7.4	0.8%	19.3	2.3%
Profit Before Tax	59.6	18.3%	49.1	16.2%	136.9	15.2%	123.3	14.7%
Income Taxes	17.7	5.4%	13.1	4.3%	44.1	4.9%	31.1	3.7%
Net Profit	41.8	12.8%	36.1	11.9%	92.8	10.3%	92.3	11.0%
Earnings per share
Basic earnings per ordinary share	0.15		0.13		0.34		0.34
Diluted earnings per ordinary share	0.15		0.13		0.34		0.34

Average shares outstanding	273.1		273.0		273.1		272.9
Average shares assuming dilution	273.1		273.0		273.1		272.9

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended September 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	294.0	32.0	—	326.1
Inter-Segment	0.3	17.2	(17.5)	—
Revenue	294.3	49.2	(17.5)	326.1

Gross Profit	94.6	5.0	(4.6)	95.0
Gross Profit Margin	32.1%	10.2%		29.1%

Operating Profit	67.7	0.6	(8.0)	60.3
Operating Profit Margin	23.0%	1.1%		18.5%

	For the three months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	266.7	36.4	—	303.2
Inter-Segment	0.7	26.9	(27.6)	—
Revenue	267.5	63.3	(27.6)	303.2

Gross Profit	85.7	6.6	(3.8)	88.5
Gross Profit Margin	32.0%	10.4%		29.2%

Operating Profit	59.0	(0.7)	(5.6)	52.7
Operating Profit Margin	22.1%	(1.1)%		17.4%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the nine months ended September 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	809.2	92.4	—	901.6
Inter-Segment	0.8	71.4	(72.2)	—
Revenue	810.0	163.8	(72.2)	901.6

Gross Profit	247.9	20.6	(11.6)	256.9
Gross Profit Margin	30.6%	12.6%		28.5%

Operating Profit	154.0	6.0	(21.9)	138.1
Operating Profit Margin	19.0%	3.6%		15.3%

	For the nine months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	731.1	108.7	—	839.8
Inter-Segment	2.0	97.0	(99.0)	—
Revenue	733.1	205.7	(99.0)	839.8

Gross Profit	231.2	19.1	(13.3)	237.0
Gross Profit Margin	31.5%	9.3%		28.2%

Operating Profit	147.3	2.5	(21.1)	128.7
Operating Profit Margin	20.1%	1.2%		15.3%

Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Cash flow from operating activities	57.6	47.2	165.0	192.0
Cash flow used in investing activities	(32.4)	(48.2)	(166.7)	(178.6)
Cash flow (used in)/ generated from financing activities	10.3	19.4	(16.5)	4.9
Net change in cash and cash equivalents	35.5	18.4	(18.2)	18.3

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Organic Revenue

(Amounts in € millions)

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in Organic Revenue for the three months ended September 30, 2026	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Revenue for the three months ended September 30, 2026	149.4	144.6	294.0	32.0	326.1
Effect of changes in currency translation rates	(0.5)	(1.4)	(1.9)	0.0	(1.9)
Constant Currency/ Organic Revenue for the three months ended September 30, 2026 (*)	148.9	143.2	292.1	32.1	324.1

Revenue for the three months ended September 30, 2025	147.9	118.8	266.7	36.4	303.2
Less: Impact from the sale of Balda C. Brewer Inc.	(0.9)	(2.7)	(3.6)	—	(3.6)
Revenue for the three months ended September 30, 2025, excluding impact from divestments	147.0	116.1	263.1	36.4	299.6

Change in Organic Revenue	1.9	27.1	28.9	(4.4)	24.6
% Change in Organic Revenue	1.3%	23.3%	11.0%	(11.9)%	8.2%

(*) As no acquisition-related adjustments were required for the three months ended September 30, 2026, Constant Currency Revenue and Organic Revenue were equal for the period.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in Organic Revenue for the nine months ended September 30, 2026	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Revenue for the nine months ended September 30, 2026	414.0	395.2	809.2	92.4	901.6
Effect of changes in currency translation rates	6.9	—	6.9	0.2	7.1
Constant Currency / Organic Revenue for the nine months ended September 30, 2026 (*)	420.9	395.2	816.1	92.6	908.7

Revenue for the nine months ended September 30, 2025	375.0	356.1	731.1	108.7	839.8
Less: Impact from the sale of Balda C. Brewer Inc.	(0.9)	(2.7)	(3.6)	—	(3.6)
Revenue for the nine months ended September 30, 2025, excluding impact from divestments	374.1	353.4	727.5	108.7	836.2

Change in Organic Revenue	46.8	41.8	88.6	(16.1)	72.5
% Change in Organic Revenue	12.5%	11.8%	12.2%	(14.8)%	8.7%

(*) As no acquisition-related adjustments were required for the nine months ended September 30, 2026, Constant Currency Revenue and Organic Revenue were equal for the period.

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2026	2025	%	2026	2025	%
Net Profit	41.8	36.1	16.0%	92.8	92.3	0.6%
Income Taxes	17.7	13.1	35.7%	44.1	31.1	41.9%
Finance Income	(1.8)	(0.5)	280.2%	(6.2)	(13.9)	(55.6)%
Finance Expense	2.6	4.1	(37.1)%	7.4	19.3	(61.7)%
Operating Profit	60.3	52.7	14.5%	138.1	128.7	7.3%
Depreciation and Amortization	25.6	21.8	17.5%	74.4	64.0	16.3%
EBITDA	85.9	74.5	15.3%	212.6	192.7	10.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Calculation of Net Profit Margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Revenue	326.1	303.2	901.6	839.8
Net Profit Margin (Net Profit/ Revenue)	12.8%	11.9%	10.3%	11.0%
Operating Profit Margin (Operating Profit/ Revenue)	18.5%	17.4%	15.3%	15.3%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	27.2%	25.7%	25.8%	23.8%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	19.4%	18.5%	17.6%	16.2%

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended September 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	85.9	60.3	17.7	41.8	0.15
Adjusting items:
Start-up costs new plants (1)	2.4	2.4	0.6	1.8	0.01
Restructuring and related charges (2)	0.5	0.5	0.1	0.4	0.00
Adjusted	88.8	63.2	18.5	44.0	0.16
Adjusted Margin	27.2%	19.4%

Three months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	74.5	52.7	13.1	36.1	0.13
Adjusting items:
Start-up costs new plants (1)	2.4	2.4	0.7	1.8	0.01
Restructuring and related charges (2)	0.9	0.9	0.2	0.7	0.00
Adjusted	77.8	56.1	14.0	38.5	0.14
Adjusted Margin	25.7%	18.5%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Nine months ended September 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	212.6	138.1	44.1	92.8	0.34
Adjusting items:
Start-up costs new plants (1)	6.7	6.7	1.7	5.0	0.02
Restructuring and related charges (2)	1.5	1.5	0.4	1.1	0.00
Loss on sale of subsidiary and related transaction costs (3)	12.2	12.2	—	12.2	0.04
Adjusted	233.0	158.5	46.2	111.1	0.41
Adjusted Margin	25.8%	17.6%

Nine months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	192.7	128.7	31.1	92.3	0.34
Adjusting items:
Start-up costs new plants (1)	4.5	4.5	1.2	3.3	0.01
Restructuring and related charges (2)	3.1	3.1	0.8	2.3	0.01
Adjusted	200.3	136.3	33.0	97.9	0.36
Adjusted Margin	23.8%	16.2%

(1) During the three and the nine months ended September 30, 2026, the Group recorded EUR 2.4 million and EUR 6.7 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the nine months ended September 30, 2025, the Group recorded EUR 2.4 million and EUR 4.5 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.

(2) During the three and the nine months ended September 30, 2026, the Group recorded EUR 0.5 million and EUR 1.5 million, respectively, of restructuring and related charges among cost of sales, and selling and marketing and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark. During the three and the nine months ended September 30, 2025, the Group recorded EUR 0.9 million and EUR 3.1 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions.

(3) During the nine months ended September 30, 2026, the Group recorded EUR 12.2 million loss on sale of the subsidiary Balda C. Brewer Inc. and related transaction costs.

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of September 30, 2026	As of December 31, 2025

- Goodwill and intangible assets	91.7	86.8
- Right of use assets	10.6	12.4
- Property, plant and equipment	1,493.9	1,391.5
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	1.1	5.5
- Deferred tax assets	108.9	103.9
Non-current assets excluding FV of derivative financial instruments and receivable for the sale of subsidiary	1,706.3	1,600.3

- Inventories	301.6	268.2
- Contract assets	161.4	180.5
- Trade receivables	314.9	302.7
- Trade payables	(244.4)	(263.3)
- Advances from customers	(23.3)	(33.4)
- Non-current advances from customers	(96.4)	(98.8)
- Contract liabilities	(12.4)	(10.4)
Trade working capital	401.2	345.4

- Tax receivables and other receivables	55.3	50.6
- Current financial receivables - rent to buy agreement	8.5	8.6
- Tax payables and other current liabilities	(141.0)	(100.8)
- Current provisions	(3.2)	(4.4)
Net working capital	320.7	299.3

- Deferred tax liabilities	(14.3)	(13.3)
- Employees benefits	(6.4)	(6.8)
- Non-current provisions	(1.1)	(3.2)
- Other non-current liabilities	(57.5)	(52.1)
Total non-current liabilities and provisions	(79.3)	(75.4)

Capital employed	1,947.7	1,824.2

Net (debt) /cash	(353.7)	(337.7)

Total Equity	(1,594.0)	(1,486.5)

Total equity and net (debt)/ cash	(1,947.7)	(1,824.2)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Net cash flow from operating activities	57.6	47.2	165.0	192.0
Interest paid	0.4	1.4	3.0	4.9
Interest received	(0.3)	(0.2)	(1.0)	(1.2)
Purchase of property, plant and equipment	(33.3)	(46.4)	(157.2)	(174.4)
Proceeds from sale of property, plant and equipment	0.3	0.2	0.8	1.6
Refund of capitalized costs of property, plant and equipment	—	—	0.1	—
Purchase of intangible assets	(3.0)	(2.0)	(15.5)	(6.0)
Free Cash Flow	21.7	0.3	(4.8)	16.9

Net (Debt) / Net Cash

(Amounts in € millions)

	As of September 30,	As of December 31,
	2026	2025
Non-current financial liabilities	(343.4)	(347.4)
Current financial liabilities	(130.1)	(123.5)
Other non-current financial assets - Fair value of derivatives financial instruments	1.2	0.3
Other non-current financial assets - Receivable related to the sale of a subsidiary	1.2	—
Other current financial assets other than financial receivables for rent to buy agreement	2.2	2.2
Other current financial assets - Receivable related to the sale of a subsidiary	0.3	—
Cash and cash equivalents	114.9	130.6
Net (Debt)/ Cash	(353.7)	(337.7)

CAPEX

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2026	2025		€2026	2025	€
Addition to Property, plant and equipment	40.3	52.9	(12.6)	150.6	187.7	(37.1)
Addition to Intangible Assets	4.5	2.0	2.5	13.7	6.0	7.7
CAPEX	44.8	54.9	(10.1)	164.3	193.7	(29.4)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of 2026 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS (EUR)
Reported	1,260.0 - 1,280.0	311.5 - 321.7	209.6 - 219.8	143.3 - 150.3	0.53 - 0.55
Adjusting items:
Start-up costs new plants and Restructuring charges	—	11.3	11.3	8.2	0.03
Loss on sale of subsidiary and related transaction costs	—	12.2	12.2	12.2	0.04
Adjusted	1,260.0 - 1,280.0	335.0 - 345.2	233.1 - 243.3	163.6 - 170.8	0.60 - 0.62

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290